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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 -----------

                               SCHEDULE 13D/A
                               (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO 13d-2(b)

                             (Amendment No. 1)


                       FIRSTFED AMERICA BANCORP, INC.
--------------------------------------------------------------------------------
                             (Name of Issuer)


                               Common Stock
--------------------------------------------------------------------------------

                     (Title of Class of Securities)

                                337929103
                              (CUSIP Number)

                            Robert F. Stoico
                   c/o FIRSTFED AMERICA BANCORP, INC.
       ONE FIRSTFED PARK, Swansea, Massachusetts  02777  (508) 679-8181
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               June 6, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box /__/.





                          (Continued on following pages)







                              (Page 1 of 5 pages)

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                                                                 SCHEDULE 13D/A


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CUSIP No. 337929103                               Page   2   of   5  Pages
                                                        ----     ----
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   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Robert F. Stoico
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /__/
                                                                      (b) /__/

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   3   SEC USE ONLY

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   4   SOURCE OF FUNDS*


             PF;OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                 /__/

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
      NUMBER OF
       SHARES                    400,188
    BENEFICIALLY  --------------------------------------------------------------
      OWNED BY         8   SHARED VOTING POWER
        EACH
      REPORTING
       PERSON     --------------------------------------------------------------
        WITH           9   SOLE DISPOSITIVE POWER

                           400,188

                  --------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             400,188 Shares (including 187,205 shares subject to options)

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

             /__/

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
             6.3%

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  14   TYPE OF REPORTING PERSON
             IN

--------------------------------------------------------------------------------





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Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

      8,000 shares were acquired by Mr. Stoico for a total of $101,135.84. All of the funds used to purchase these shares were personal funds of Mr. Stoico.

      10,602 shares were acquired by Mr. Stoico as a result of his being allocated such shares under the First Federal Savings Bank of America Employee Stock Ownership Plan. These shares were acquired by Mr. Stoico in connection with his employment with First Federal Savings Bank of America and without payment therefor.

      87,072 shares were acquired by Mr. Stoico as a result of his being awarded such shares as an employee under FIRSTFED's 1997 Stock-Based Incentive Plan, as amended and restated. These shares were acquired by Mr. Stoico without payment therefor.

      174,144 shares may or will be acquired by Mr. Stoico upon his exercise of stock options under FIRSTFED's 1997 Stock-Based Incentive Plan, as amended and restated, which options are exercisable within 60 days of June 6, 2001. The exercise price for each of these options is $18.50.

      13,061 shares may or will be acquired by Mr. Stoico upon his exercise of stock options under FIRSTFED's 1998 Stock Option Plan, which options are exercisable within 60 days of June 6, 2001. The exercise price for each of these options is $12.94.

      75,523 shares were indirectly acquired by Mr. Stoico with deferred compensation amounts and with funds contributed by First Federal Savings Bank of America pursuant to three separate deferred compensation arrangements in connection with his employment with First Federal Savings Bank of America.

      31,786 shares were indirectly acquired by Mr. Stoico under the First Federal Savings Bank of America 401(k) Thrift Plan with funds contributed by Mr. Stoico and First Federal Savings Bank of America.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

      (a) 400,188 shares are beneficially owned by the reporting person as of the date of this statement, including 187,205 shares that Mr. Stoico has the right to acquire pursuant to exercisable options within 60 days, representing 6.3% of the total shares issued and outstanding of FIRSTFED's common stock.

      (b) The reporting person has sole voting and dispositive power over 400,188 shares.

            The reporting person has no shared voting and dispositive power.

      (c) The reporting person has not effected any transactions in FIRSTFED common stock within the past 60 days.


                                  (Page 3 of 5 pages)

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            On April 18, 2001, Mr. Stoico's beneficial ownership increased as a result of 2,304 shares of FIRSTFED's common stock being credit to his account in an ESOP-SERP. In addition, in the past 60 days, Mr. Stoico acquired beneficial ownership of 13,061 shares represented by options that vest on July 18, 2001 and of 43,536 shares represented by options that vest on August 5, 2001.

      (d) No other person has the right to receive or the power to direct the dividends from, or the proceeds from the sale of, such securities.

      (e)   Not applicable.

Item 6. Contracts, Arrangements,  Understandings, or Relationships  with Respect
        ------------------------------------------------------------------------
        to Securities of the Issuer.
        ---------------------------

        There are no contracts, arrangements, understandings or relationships between Mr. Stoico and any person with respect to any securities of FIRSTFED.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

        None.


                                  (Page 4 of 5 pages)

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                                   SIGNATURE
                                   ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                        /s/ Robert F. Stoico
                                       ----------------------------------------
                                       Robert F. Stoico


Date: June 8, 2001
















                                  (Page 5 of 5 pages)